Exhibit 99.4

9 November 2023

NOTICE UNDER SECTION 708A(5)(e) OF THE CORPORATIONS ACT

On 9 November 2023, Advanced Health Intelligence Limited (Company) completed the issue of 10,749,997 fully paid ordinary shares in the capital of the Company (Shares) to sophisticated and professional investors at the issue price of $0.11 per Share. The placement was previously announced on 6 November 2023.

The Company gives notice pursuant to section 708A(5)(e) of the Corporations Act 2001 (Cth) (Corporations Act) that:

1.	the Company issued the Shares without disclosure under Part 6D.2 of the Corporations Act; and

2.	as at the date of this notice, the Company has complied with:

the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and section 674 and section 674A of the Corporations Act; and

3.	as at the date of this notice, there is no information to be disclosed which is excluded information (as defined in section 708A (7) of the Corporations Act) that is reasonable for investors and their professional advisers to expect to find in a disclosure document.

For Advanced Health Intelligence Limited

Simon Durack JP

Company Secretary & CFO

Advanced Health Intelligence Suite 5, 71 – 73 South Perth Esplanade South Perth WA 6151	hello@ahi.tech https://ahi.tech